SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

January 12, 2012

Commission File Number 000- 29884

R.V.B. HOLDINGS LTD.
 (Translation of registrant's name into English)

21 Haarba'a Street, Tel-Aviv, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ☐                      No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   N/A

Following the previous Forms 6-K filed on August 31, 2011 and October 11, 2011, R.V.B. Holdings Ltd. ("RVB"), hereby announces an additional closing of the Additional Share Purchase Agreement, as defined in RVB’s proxy statement dated July 20, 2011 and furnished to the United States Securities and Exchange Commission as Exhibit 99.1 to Form 6-K dated July 20, 2011, with certain E.E.R. Environmental Energy Resources (Israel) Ltd. ("EER") shareholders.

At this closing, RVB will issue a total of 55,703,870 RVB shares in exchange for a total of 4,781,448 EER shares of these certain EER shareholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

R.V.B. HOLDINGS LTD.
(Registrant)
By:	/s/ Ofer Naveh
Name: Ofer Naveh
Title: Chief Financial Officer
Date: January 12, 2012